Exhibit 8.1

Waldencast plc
List of Subsidiaries

Name of Subsidiary	Jurisdiction of Formation
Blue Sea Administration Vietnam Company Limited	Vietnam
Milk Makeup LLC	U.S., Delaware
Milk Makeup Europe, S.L.	Barcelona
Milk Makeup UK Limited	England & Wales
Obagi AsiaPac Limited	Hong Kong
Obagi Blue Sea Holding, LLC	Cayman Islands
Obagi Cosmeceuticals LLC	U.S., Delaware
Obagi Global Holdings Limited	Cayman Islands
Obagi Holdco 1 Limited	Jersey
Obagi Holdco 2 Limited	Jersey
Obagi Holdings Company Limited	Cayman Islands
Obagi Netherlands B.V.	Netherlands
Obagi Viet Nam Import Export Trading MTV Company Limited	Vietnam
Waldencast Cayman LLC	Cayman Islands
Waldencast Finco Limited	Jersey
Waldencast Malaysia SDN. BHD.	Malaysia
Waldencast Partners LP	Cayman Islands
Waldencast Singapore Pte. Ltd.	Singapore
Waldencast (Thailand) Co., Ltd.	Thailand
Waldencast UK Operations Limited	England & Wales